 MODERN MEDICAL MODALITIES CORPORATION

January 22, 2009

Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Healthcare Services
United States
Securities and Exchange Commission
Washington, D.C. 20549-0306

> Re: **Modern Medical Modalities Corporation**
> **Form 10 – KSB for Fiscal Year Ended December 31, 2007**
> **Filed April 16, 2008**
> **File No. 000-23416**

Dear Ms. Jenkins:

We appreciate your assistance in assuring the best overall quality of our disclosure in the above referenced filing. The following is in response to your inquiry of January 16, 2009:

Form 10KSB for Fiscal Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm, page F-1

1. The engagement partner for the audit of our financial statements filed in our latest Form 10-KSB for fiscal year ended December 31, 2007 was Mr. Joel Liebman of Liebman Goldberg & Drogin, LLP. Mr. Joel Liebman the engagement partner was the partner who signed our audit report.

As part of our response to your inquiry the company acknowledges that:

- The company is responsible for the adequacy of the disclosure in the filing;
- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Baruh Hayut, Chairman and Chief Executive Officer
Modern Medical Modalities Corporation